UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant's name into English)

102 East 1st Avenue

Vancouver, British Columbia, V5T 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

On March 6, 2019, Rob Tarzwell resigned as one of our director’s. Mr. Tarzwell was an “independent director” as defined by Nasdaq Rule 5605(a)(2) and had been a member of our board’s Audit Committee, Nominating Committee, Corporate Governance and Human Resources Committee, Compensation Committee, Enterprise Risk Oversight Committee and Social Media Committee. Mr. Tarzwell’s resignation did not result from any disagreement with us or our management.

On March 6, 2019, our board of directors appointed Joanne Yan to be one of our directors, and Ms. Yan accepted the appointment on March 6, 2019. Ms. Yan is an “independent director” as defined by Nasdaq Rule 5605(a)(2). Her appointment to the board was not pursuant to any arrangement or understanding between Ms. Yan and any other person. We have not entered into any compensation arrangement with Ms. Yan for her services as a director.

Ms. Yan brings 25-years of experience in advising and managing both publicly traded and private companies. She serves as the President of Joyco Consulting Services, which she founded in 1994 to provide consulting services in the areas of corporate structuring, business development and strategic planning initiatives. She recently established Alphaco Venture Corp., a Capital Pool company listed on the TSXV and she acts as CEO and CFO of the company. Ms. Yan recently led a transaction that enabled an affiliate of Zongshen Industrial Group (“Zongshen”) to acquire a 49% interest in Harbour Air, the largest sea plane operator in North America.

Ms. Yan has served on the Board of Directors of several public and private companies, including (i) Zongshen, our strategic manufacturing partner, and three of its subsidiaries, (ii) the TSX listed Hanwei Energy Services Corp., which manufactures and sells high pressure fiberglass reinforced plastic pipes for international oil & gas and infrastructure industries in addition to producing oil & gas in Canada and (iii) Sunshine Oilsands Ltd., a Hong Kong Stock Exchange listed company, where she is also the Audit Committee Chair, and a Corporate Governance Committee member.

A copy of the press release announcing the resignation of Mr. Tarzwell and the appointment of Ms. Yan is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information in this current report on Form 6-K (excluding the exhibits hereto) is incorporated by reference into our registration statement on Form F-3 (333-227883) originally filed on October 18, 2018 and into our registration statement on Form F-3 (333-229562) originally filed on February 8, 2019.

Exhibits

Exhibit No.	Exhibit

99.1	Resignation letter of Rob Tarzwell, dated March 6, 2019
99.2	Press release entitled “Electra Meccanica Appoints Joanne Yan to Board of Directors” filed on March 11, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: March 14, 2019	By:	/s/ Isaac Moss
	Name:	Isaac Moss
	Title:	Chief Administrative Officer